BIGGEST LITTLE INVESTMENTS, L.P.

3702 S. Virginia St., Unit G2

Reno, NV 89502

July 19, 2013

VIA EDGAR FILING

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Attention: Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Re:	Biggest Little Investments L.P.
Schedule 13E-3

Filed June 6, 2013

File Number 000-16856

Preliminary Information Statement on Schedule 14C and
Amendment No. 1 to Preliminary Information Statement on Schedule 14C
Filed June 6, 2013 and June 7, 2013, respectively
File Number 005-56511

Dear Mr. Duchovny:

We are in receipt of the letter of the Division of Corporation Finance dated July 2, 2013 containing your comments (the "Comment Letter") with respect to the Schedule 13E-3 (the “Schedule 13E-3”) and Preliminary Information Statement and Amendment No. 1 thereto (together, the “Preliminary Information Statement”) filed by Biggest Little Investments L.P. (the "Partnership") referenced above. Set forth below in bold is the Staff’s comment from the Comment Letter, followed by the Partnership’s response. The Company is filing an amendment to the Schedule 13E-3 (the “Amended Schedule 13E-3”) and a second amendment to the Preliminary Information Statement (the “Amended Preliminary Information Statement”) concurrently herewith and page references in the Company’s responses to the Staff’s comments refer to those pages in the Amended Schedule 13E-3 or Amended Preliminary Information statement, as applicable.

Schedule 13E-3

1.                  We believe that Bob Farahi and John Farahi should be added as filing persons on the Schedule 13E-3, as these affiliates appear to be engaged in the going private transaction. Alternatively, please provide us your detailed legal analysis explaining why these persons should not be individually included as filing persons on the Schedule 13E-3. For additional guidance, please refer to Rules 13e-3(a)(1) and (3) of the Exchange Act, as well as Question 201.05 of the Division of Corporate Finance’s Compliance and Disclosure Interpretations of Going Private Transactions available on our website.

Response

In response to the Staff’s comment, neither Bob Farahi nor John Farahi should be added as a filing person. The Staff notes that consideration given to who constitutes a filing person under Rule 13e-3(a)(1) and (3) of the Exchange Act and Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions.

Pursuant to Rule 13e-3(a)(3), a Rule 13e-3 transaction is defined as “….any series of transactions involving one or more of the transactions described in Rule 13e-3(a)(i)….” The transactions described in Rule 13e-3(a)(i) include “….a distribution subject to Regulation 14C of information statements to, any equity security holder by the issuer of the class of securities or by an affiliate of such issuer, in connection with….a reverse stock split of any class of equity securities of the issuer involving the purchase of fractional interests.” As the Staff is aware, the Partnership is conducting a distribution subject to Regulation 14C which meets this description. Rule 13e-3(a)(3) also states that a Rule 13e-3 transaction must have “either a reasonable likelihood or a purpose of producing, either directly or indirectly, any of the effects described in” Rule 13e-3(a)(ii). The effects described in Rule 13e-3(a)(ii) include “Causing any class of equity securities of the issuer which is subject to section 12(g) or 15(d) of the Act to become eligible for termination of registration under Rule 12g-4….” The Partnership’s distribution of information statements subject to Regulation 14C has the purpose of causing its units of limited partnership to become eligible for termination of registration under Rule 12g-4. Clearly, the Partnership and its affiliates are conducting a “Rule 13e-3 transaction,” as defined under Rule 13e-3(a)(3). For this reason, the Partnership and its affiliates are required to file a Schedule 13E.

Rule 13e-3(a)(1) designates who constitutes an “affiliate” of an issuer for purposes of Schedule 13E. Rule 13e-3(a)(1) defines an affiliate as “a person that directly or indirectly through one or more intermediaries controls, is controlled by, or is under common control with such issuer.” Based on this definition, neither Bob Farahi nor John Farahi constitutes an affiliate of the Partnership. The Partnership’s general partner, Maxum, LLC, controls all aspects of the Partnership under the term of the Partnership’s Limited Partnership Agreement. Ben Farahi controls Maxum, LLC under the terms of Maxum’s Limited Liability Company Agreement. Neither Bob Farahi nor John Farahi has any control whatsoever over the operations of either Maxum, LLC or the Partnership. Although each of such individuals owns approximately 18.2% of the Partnership’s outstanding units of limited partnership, neither of them owns a majority of the outstanding units and, accordingly, neither of them can control the actions of the Partnership without the votes of the holders of an additional 31.9% of the outstanding units.

Question 201.05 of the Division of Corporation Finance’s Compliance and Disclosure Interpretations of Going Private Transactions states that two separate but related issues may be raised with respect to the determination of “filing-person” status in a situation like that of the Partnership. The first issue is whether the persons are “affiliates” of the issuer within the scope of Rule 13e-3(a)(1). In accordance with the immediately preceding paragraph, neither Bob Farahi nor John Farahi is an affiliate of the Partnership within the scope of Rule 13e-3(a)(1). In fact, Question 201.05 goes on to clarify that “the staff consistently has taken the position that members of senior management of the issuer that is going private are affiliates of that issuer.” Neither Bob nor John Farahi is a member of senior management of the Partnership or its general partner. Section 201.05 also explains that “an important aspect of the staff’s analysis was the fact that the issuer’s management ultimately would hold a material amount of the surviving company’s outstanding equity securities, occupy seats on the board of the company in addition to senior management positions and otherwise be in a position to ‘control’ the surviving company within the meaning of Exchange Act Rule 12b-2 (i.e., ‘possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise’).” As set forth above, neither Bob Farahi nor John Farahi does or will, following the Partnership’s proposed transactions, own a majority of the outstanding units of limited partnership, occupy a seat on the board of directors o, or any senior management position with, the Partnership. Further, neither Bob Farahi nor John Farahi is or will otherwise be in any position to control the Partnership.

The second issue addressed by Question 201.05 is whether affiliates of the issuer are deemed to be engaged in the going private transaction. John Farahi was not made aware of the Partnership’s consideration of or intent to conduct a reverse split or any type of going private transaction until the public filing of the Schedule 13E and Schedule 14C with the Securities and Exchange Commission. Bob Farahi signed a consent to the transaction following a short discussion with Ben Farahi. The discussion consisted only of Ben’s statement that he believed, within his fiduciary capacity, that the Partnership should conduct the transaction based on various factors including the lack of improvement in the economy in Reno, Nevada and the high costs of remaining public. Ben shared no additional details with respect to the proposed transaction. Bob Farahi neither participated in the engagement of or otherwise spoke to or met with any representatives with Houlihan nor did he have ongoing discussions of any kind with Ben Farahi regarding the proposed transaction. As a result, Bob Farahi and John Farahi were not and will not be engaged in the going private transaction.

2.                  Please note that each new filing person must individually comply with the filing, dissemination and disclosure requirements of Schedule 13E-3. Revise the disclosure to include all of the information required by Schedule 13E-3 and its Instructions for any filing person added in response to the preceding comment. For example, include a statement as to whether each person believes the Rule 13E-3 transaction is fair to unaffiliated security holders and an analysis of the material factors upon which he relied in reaching such conclusion. See Item 8 of Schedule 13E-3, Item 1014 or Regulation M-A and Question 5 of Exchange Act Release No. 34-17719 (April 13, 1981).

Response

In response to the Staff’s comment, the Partnership has not revised the disclosure because it has not added any filing person in response to the previous comment.

3.                  Please revise to ensure that you have provided all disclosure required by Items 3, 5, 6, 10 and 11 for any filing persons added in response to the preceding comments.

Response

In response to the Staff’s comment, the Partnership has not revised the disclosure because it has not added any filing person in response to the previous comments.

Preliminary Information Statement

General

4.                  Please revise the cover page of your information statement to clearly identify it as being preliminary. See Rule 14c-5(d)(1) of Regulation 14C.

Response

In response to the Staff’s comment, the Partnership has revised the cover page of the Preliminary Information Statement to clearly identify it as being preliminary.

5.	Please consider including page numbers in your information statement.

Response

In response to the Staff’s comment, the Partnership has revised the Preliminary Information Statement to include page numbers.

Background of the Reverse Split

6.                  Please revise to describe the events that led the general partner to approve the going private transaction. For example, describe any presentation made by Houlihan to the general partner in connection with Houlihan’s opinion.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure now contained on pages 9 and 10 of the Amended Preliminary Information Statement to describe the events that led the general partner to approve the going private transaction.

Purposes of and Reasons for the Reverse Split

7.                  Provide the disclosure required by Item 1013(a) of Regulation M-A with respect to the company. In this respect, ensure that each filing person discloses why it is undertaking the going private transaction at this time.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure now contained on pages 11 and 12 of the Amended Preliminary Information Statement to provide the disclosure required by Item 1013(a) of Regulation M-A including why each of the Filing Persons is undertaking the going private transaction at this time.

Effects of the Reverse Split

8.                  Please revise to explain the disclosure that states “The Reverse Split will not alter the relative voting and other rights of our outstanding Units.” Elsewhere you disclose that the percentage of outstanding units held by the filing persons will increase.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure now contained on page 12 of the Amended Preliminary Information Statement to make an exception for the fact that the percentage of outstanding units held by Ben Farahi will increase as a result of the Reverse Split.

Fairness of the Reverse Split

9.                  We note that the general partner considered the Houlihan analyses and opinion. Note that if any filing person has based its fairness determination on the analysis of factors undertaken by others, such person must expressly adopt this analysis and discussion as their own in order to satisfy the disclosure obligation. See Question 20 of Exchange Act Release No. 34-17719 (April 13, 1981). Please revise to state, if true, that the general partner adopted Houlihan’s analyses and conclusion as its own. Alternatively, revise your disclosure to include disclosure responsive to Item 1014 of Regulation M-A and to address the factors listed in instruction 2 to Item 1014.

Response

In response to the Staff’s comment, the Partnership has revised the disclosure now contained on page 15 of the Amended Preliminary Information Statement to state that the general partner adopted Houlihan’s analysis as its own.

10.              Please address how any filing person relying on the Houlihan opinion was able to reach the fairness determination as to unaffiliated security holders given that the fairness opinion addressed fairness with respect to “existing limited partners of BLI,” rather than all security holders unaffiliated with the company.

Response

In response to the Staff’s comment, the Filing Persons, relying on the Houlihan opinion, were able to reach the fairness determination as to unaffiliated security holders “who will receive cash payments for their pre-split Units and will not be continuing limited partners” given that the fairness opinion addressed fairness with respect to “existing limited partners of BLI” rather than all security holders unaffiliated with the company because the “existing limited partners of the Partnership” encompasses the unaffiliated security holders of the Partnership.

Financial Information

11.              Please revise the presentation of your financial statements to disclose the ratio of earnings to fixed charges in a manner consistent with Item 503(d) of Regulation S-K. See Item 1010(c)(4) of Regulation M-A. Be advised that although we understand that Item 503(d) of Regulation S-K refers to registered debt securities or preference equity securities, the ratio of earnings to fixed charges required by Item 1010(c)(4) is not limited to circumstances in which a company has registered debt securities and/or preference equity securities. Rather, Item 1010(c)(4) of Regulation M-A requires that the company present its ratio of earnings to fixed charges “in a manner consistent with 503(d) of Regulation S-K.” The fixed charges referred to by the item requirement are not limited to those associated with registered debt or preference equity securities and should be presented in all circumstances in which the company has any fixed charges.

Response

In response to the Staff’s comment, the Partnership has no fixed charges as it is debt-free. In addition, the Partnership does not have registered debt securities or preference equity securities. Therefore, there is no ratio of earnings to fixed charges to disclose.

The requested written statement from each filing person is attached hereto.

On behalf of the Partnership, we trust that the foregoing has been responsive to the Staff’s comments. If the Staff has any additional comments or concerns, please call the undersigned at 775-825-3355.

Very truly yours,

Maxum LLC, General Partner

By: /s/ Ben Farahi_________________

Ben Farahi, Manager

The Partnership acknowledges that:

•	the Partnership is responsible for the adequacy and accuracy of the disclosure in Amendment No. 1 and this letter;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing of Amendment No. 1 and this letter; and
•	the Partnership may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We are hopeful that we have been responsive to each of the comments set forth in the Comment Letter.